Exhibit 1.1

WISeKey Releases CEO Letter to Shareholders

Zug, Switzerland – August 17, 2021: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading cybersecurity and IoT company, today released a letter to shareholders from Carlos Moreira, WISeKey’s Founder and CEO.

Dear Shareholders:

I am pleased to take this opportunity to summarize our recent business developments and significant achievements during the first half of the year (“H1 2021”). Although the COVID-19 pandemic has profoundly impacted our end markets by disrupting the supply chains and creating substantial shortages in the semiconductor sector, we were able to overcome most of these challenges. For the first half of 2021, we delivered better-than-expected results with revenue of $9.9 million, up by 24% as compared to H1 2020 revenue of $8.0 million. Furthermore, we are on track to deliver revenue of $22 million for full year 2021 which would represent an increase by over 45% as compared to our full year 2020 revenue, as the Company diversified its IoT and AI revenue.

At the start of 2021, WISeKey completed the acquisition of a controlling interest in arago GmbH (“arago”), leading to a combination of the businesses of WISeKey and arago and the consolidation of arago revenues starting February 2021. arago provides AI solutions to enterprise customers globally through Knowledge Automation. The Knowledge Automation and Data platform HIRO™, developed by arago, takes a unique approach to process automation by using AI to autonomously and independently determine how to complete and then automate end-to-end tasks based on real time contextual data. This acquisition created a new revenue stream for the Company and the opportunity to move into the Artificial Intelligence of Things (“AIoT”) market with combined cybersecurity/authentication and AI Knowledge Automation offerings. Since February 2021, WISeKey invested an additional of $4.3 million cash into the arago operations, bringing our total investment to $9.8 million (since the initial investment made in late 2020).

WISeKey maintains a strong balance sheet with cash and cash equivalents increasing to $38.5 million at June 30, 2021, thanks to new financing agreements signed with global Institutional Investors at the end of June 2021, as compared to cash and cash equivalents together with restricted cash of $17.4 million at June 30, 2020, and $21.8 million at December 31, 2020. This improved financial position enables us to make significant investments in R&D to finance our growth initiatives into AIoT, and new microchips design in order to maintain our leading-edge technology position and the competitive advantage of our product offerings. At the same time, we continue to manage our costs, capital expenditures and working capital to maintain a positive free cash flow position. As part of this strategy, following the acquisition of arago, we took urgent and decisive actions to reduce the operational costs of arago and streamline their processes with significant reductions in G&A.

Since the beginning of the year, WISeKey has secured several major wins for its microchip semiconductor-based IoT technology, anti-counterfeiting, brand protection, EMV payment card and secure access products in the U.S. market with leading providers of networking equipment, medical devices, smart building solutions, and financial services.

The U.S. IoT revenue generated by the WISeKey Semiconductors division located in South of France, should be considered strategic premium revenue, especially following the semiconductor manufacturing shortage in the U.S., which has become a strategic reference market for the Company. Because semiconductors are a crucial component of the 4th Industrial Revolution, strategic technologies (from smart cities, renewable energy and artificial intelligence to robots and cybersecurity), their design and manufacturing has become a geopolitical issue. In the 20th century, oil was the supreme global resource, but shortages accelerated by the COVID-19 pandemic have prompted a 21st century catchphrase among policymakers and diplomats… “semiconductors are the new oil.”

We are also anticipating the future by investing in technology innovations such as the development of our NFT platform and the expansion of our AI automation capabilities. WISeKey’s WISe.ART NFT platform was developed following a series of market tests, selling high value NFTs and testing the appetite of the art and collectible community, an exclusive and high-volume marketplace.  Following the needs of buyers and sellers of high-value goods, the WISe.ART platform is a fully fledged marketplace with its own digital currency, and offers the ability to include curators and multipliers, white-labeling options and a special NFT design.

As anticipated, cybersecurity companies like WISeKey with strong technology-IP assets are recovering much faster from the current crisis due to the ability to diversify sales from Semiconductors to Cybersecurity and/or AI/Automation. Overall, continued adoption of IoT technologies connected to secure clouds, AI and ultimately 5G, will be tremendous catalysts for cybersecurity companies given the related risk of adoption. Our objective is to create a truly representative European internet platform through the vertical integration of WISeKey’s unique Root of Trust and identity technology with VaultIC’s hardware & software, and trust services. This strategy is gradually positioning WISeKey to be the first ever European comprehensive AI trusted end-to-end cybersecurity platform for people and objects (IoT).

We are sensitive that our share price is currently underperforming and that there is a significant level of short interest in our stock. We firmly believe that the actions we have taken year-to-date will drive shareholder value as we deliver on our 2021 full year objectives. Also once the integration plan with arago matures, it should result in the realization of additional revenue streams across a diversified portfolio of clients.

Due to our team’s experience, leading technology, and our dedication to the cybersecurity business, we have emerged from the pandemic stronger than ever.

Furthermore, due to our solid Cybersecurity/IoT revenue pipeline of over $250 million (for 2022-2027 period), and a growth strategy that includes additional investments and increased marketing efforts, we believe that we have positioned WISeKey well to take advantage of several growth opportunities, create new revenue streams and continue its growth organically and through acquisitions.

Respectfully,
Carlos Moreira
Founder and CEO
WISeKey International Holdings

About WISeKey

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.
Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance, or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.